UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42160

NIP Group Inc.

Rosenlundsgatan 31

11 863 Stockholm

Sweden

+46 8133700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Termination of a Material Agreement

As previously disclosed, in September 2024, NIP Group Inc. (“NIP Group” or the “Company”) entered into certain share swap agreement (the “Share Swap Agreement”) with the beneficial owners of ZSZQ Limited, the Cayman parent company that controls Wuhan Young Will Ltd. (“Young Will”) through contractual arrangements. Under the Share Swap Agreement, such beneficial owners agreed to sell and transfer to NIP Group all of the ordinary shares of ZSZQ Limited beneficially owned by them, and in exchange and as consideration therefor, NIP Group agreed to issue and allot to such beneficial owners certain number of its Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”). In October 2024, NIP Group issued 920,212 Class A Ordinary Shares to such beneficial owners in exchange for 61% of the equity stake in ZSZQ Limited in accordance with the Share Swap Agreement. Pursuant to the Share Swap Agreement, NIP Group will subsequently acquire an additional 13% of the share capital of ZSZQ Limited each year during 2025, 2026, and 2027, and in exchange issue a corresponding number of its Class A Ordinary Shares to the beneficial owners of ZSZQ Limited, contingent upon the satisfaction of certain terms and conditions set out in the Share Swap Agreement.

Following a review of the post-closing performance and compliance matters, the Company determined that certain contractual obligations under the Share Swap Agreement, including the agreed performance target for 2024 and other related commitments, were not fully satisfied. After discussions with the counterparties, the Company exercised its contractual right to terminate the transactions contemplated under the Share Swap Agreement.

On July 31, 2025, all parties to the Share Swap Agreement entered into a termination agreement, pursuant to which the parties mutually agreed to terminate the Share Swap Agreement and other ancillary agreements and documents regarding the share swap transactions. As of the date of this report, all Class A Ordinary Shares previously issued under the Share Swap Agreement have been surrendered and cancelled in full. No Class A Ordinary Shares remain outstanding in relation to the transaction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIP Group Inc.

By:	/s/ Mario Yau Kwan Ho
Name:	Mario Yau Kwan Ho
Title:	Co-Chief Executive Officer

By:	/s/ Hicham Chahine
Name:	Hicham Chahine
Title:	Co-Chief Executive Officer

Date: August 8, 2025